FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F               Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

New Found Provides Update on Industry-leading 3-D Seismic Survey at Its Queensway Gold Project

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 26, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to provide an update on its industry-leading 3-D seismic survey that will cover 47 km2 along the Appleton (“AFZ”) and JBP Fault Zones (“JBPFZ”) at its Queensway Project. New Found’s 100%-owned Queensway Project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Highlights

  The seismic program was announced on March 7, 2023, and is being conducted by HiSeis, an industry leader in hard rock seismic surveys.
  Preparation and line construction for the seismic program was completed on June 25, 2023. The Company is pleased to announce it has now entered the acquisition phase of the program.
  The acquisition phase utilizes over 20,000 energy source points generating 3-D seismic data across a 47km2 grid area and is expected to wrap up by early August (Figure 1).
  At such time, the program will enter its final phase: data compilation and interpretation. This final phase is targeted to be complete by late September with more detailed interpretation and analysis expected to continue.

Greg Matheson, COO of New Found Gold, stated: “3-D seismic could change the game at Queensway as we look to deeper layers of the gold system, as well as areas more distal from the Appleton Fault corridor. Our exploration team has gained a deep understanding of the mineralized system at Queensway through extensive exploration efforts and roughly 425,000m drilled to date. This includes recognition of high-grade gold mineralization found further from the AFZ, including recent discoveries at Jackpot and Iceberg East. We have an excellent training set of 16 near-surface zones that will aid in fingerprinting new potential host structures for gold mineralization. By early October, we will be in a position to drill test targets highlighted by the 3-D seismic. This program represents a significant investment into the project that upholds our long-term view of Queensway and it is our belief that it will provide benefits for both exploration and development for years to come. I would like to thank HiSeis and the many seismic contractors working on the ground who have carried out a very ambitious project with high regard for safety and efficiency.”

Seismic Survey Details

  The planned survey covers 47 km2 with over 260 km of source lines, with source points spaced at 12.5m intervals and 23,463 geophone receiver stations.
  100m separated source lines and perpendicular 100m separated receiver lines have been constructed to optimize resolution from 200-1000m in depth but will give good resolution down to 3000m.
  A 2-D transect line extending 27km across the Davidsville sedimentary basin will provide resolution of the broader geological architecture of the thrust belt in central Newfoundland to depths of 8-9km.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $52-million as of June 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated June 26, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the timing for the completion of the acquisition and the data completion and interpretation phase of the seismic program and the timing of the initiation of drilling at the test targets highlighted by 3-D Seismic. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “interpreted,” “intends,” “estimates,” “projects,” “aims,” “suggests,” “indicate,” “often,” “target,” “future,” “likely,” “pending,” “potential,” “goal,” “objective,” “prospective,” “possibly,” “preliminary”, and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: June 26, 2023	By:	/s/ Collin Kettell
Chief Executive Officer